Exhibit 99.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in the Registration Statement Nos. 333-98405 on Form S-8 of Taiwan Semiconductor Manufacturing Company Limited of our report dated February 27, 2003 (May 29, 2003 as to Note 26c) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to adoption of accounting standards and reconciliation to accounting principles generally accepted in the United States of America) appearing in this Annual Report on Form 20-F of Taiwan Semiconductor Manufacturing Company Limited for the year ended December 31, 2002 and to the reference to us under the heading “Selected Financial Data” in the Annual Report on Form 20-F.

Deloitte & Touche

Taipei, Taiwan

The Republic of China

June 23, 2003

TN Soong & Co. and Deloitte & Touche Taiwan combined to establish new Deloitte & Touche effective June 1, 2003